UNITED STATES
                               SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549

                                         SCHEDULE 13D


                          Under the Securities Exchange Act of 1934



                                 THE QUICK & REILLY GROUP, INC.
                                      (Name of Issuer)

                           Common Stock, par value $.10 per share
                               (Title of Class of Securities)


                                         748376 10 0
                                        (CUSIP Number)
                                 __________________________


                                    Leslie C. Quick, Jr.
                              The Quick & Reilly Group, Inc.
                                   230 South County Road
                                Palm Beach, Florida 33480
                                      (407) 655-8000
                       (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)

                                      March 1, 1996
                  (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

  Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  Note:   Six copies of this  statement, including all exhibits,  should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


  1         NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Leslie C. Quick, Jr.

  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                   (b) / /

             Not applicable

  3          SEC USE ONLY

  4          SOURCE OF FUNDS*
             OO

  5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS              / /
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

             Not applicable

  6          CITIZENSHIP OR PLACE OF ORGANIZATION

             Florida

   NUMBER OF          7         SOLE VOTING POWER               3,361,402
    SHARES
  BENEFICIALLY        8         SHARED VOTING POWER               545,379
     OWNED
    BY EACH           9         SOLE DISPOSITIVE POWER          3,361,402
   REPORTING
    PERSON           10         SHARED DISPOSITIVE POWER          545,379
     WITH

  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
            3,906,781

  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW            / /
            (11) EXCLUDES CERTAIN SHARES*
            Not applicable

  13        PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)                                        / /
            15.6%

  14        TYPE OF REPORTING PERSON*
            IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Introductory Note

            This Initial Statement on Schedule 13D is being filed to succeed to a prior filing on Form 13G filed by Leslie C. Quick, Jr., as amended through Amendment 12 thereof. The filing is made in conjunction with the filing of a Schedule 13D by Spoonwood Investment Co., a general partnership formed by that certain Trust under agreement dated March 1, 1978 by Leslie C. Quick, Jr., as Grantor, and Leslie C. Quick, Sr. and Henry P. Kilroy, as trustees, as modified to reflect changes in such trustees (the "Trust") and certain other persons. Until the formation of Spoonwood, the Trust reported its ownership on Schedule 13G. This filing is being made in order to avoid any implication that the filing of a Schedule 13D by Spoonwood indicates a change of investment intent by Mr. Quick.

  Item 1.   Security and Issuer

            This statement relates to shares of common stock, par value $.10 per share ("Common Stock"), of The Quick & Reilly Group, Inc. (the "Issuer"), whose principal executive offices are located at 230 South County Road, Palm Beach, Florida 33480.

  Item 2.   Identity and Background

            This statement is filed by Leslie C. Quick, Jr. (the "Reporting Person"). The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer. His business address is The Quick & Reilly Group, Inc., 230 South County Road, Palm Beach, Florida 33480.

            The  Reporting  Person has  not,  during the  last  five years,
  (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction the result of which being that Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The Reporting Person is a citizen of the United States of America.

  Item 3.   Source and Amount of Funds or Other Consideration.

            This  Schedule 13D  is  filed as  a  successor to  a filing  on
  Schedule 13G. All of the shares subject to this filing with respect to which the Reporting Person has sole voting or dispositive power have been owned by the Reporting Person since before the Issuer conducted its initial public offering in 1983.

  Item 4.   Purpose of Transaction.

            This filing does not relate to a new acquisition of securities or development of a plan or proposal related to the Issuer.

  Item 5.   Interest in Securities of the Issuer.

            (a)  Reference is made to box 11 on page 2 hereof.

            (b) Reference is made to boxes 7 through 10 on page 2 hereof. The shared voting and dispositive powers are with respect to trusts of which the other trustees are Regina A. Quick, Peter Quick and Christopher C. Quick. Regina A. Quick is the spouse of Leslie C. Quick, Jr. and her address is c/o The Quick & Reilly Group, Inc., 230 South County Road, Palm Beach, Florida 33480. Peter Quick is the President of Quick & Reilly, Inc. and his business address is Quick & Reilly, Inc., 26 Broadway, New York, New York 10004. Christopher C. Quick is the
  President of JJC Specialist Corp., and his business address is JJC Specialist Corp., 26 Broadway, New York, New York 10004. The statements contained in the second and third paragraphs of Item 2 hereof are true for each of Regina A. Quick, Peter Quick and Christopher C. Quick.

            (c)  Not applicable.

            (d) The beneficiaries of the trusts with respect to which the Reporting Person has shared voting and dispositive power have the right to receive dividends from, or the proceeds of the sale of, the securities to which this statement relates. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities to which this statement relates.

           (e)   Not applicable.

  Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

            Not applicable.

  Item 7.   Material to be Filed as Exhibits.

            Not applicable.

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Dated:  March 1, 1996

                                      /s/Leslie C. Quick, Jr.
                                      Leslie C. Quick, Jr.